UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41181

Yoshitsu Co., Ltd

(Translation of registrant’s name into English)

Harumi Building, 2-5-9 Kotobashi,

Sumida-ku, Tokyo, 130-0022

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Results of Yoshitsu Co., Ltd’s 2024 Annual General Meeting of Shareholders

Yoshitsu Co., Ltd. (the “Company”) held its 2024 annual general meeting of shareholders (the “Meeting”) on the 5th Floor at Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, Japan at 11:00 a.m. on June 27, 2024.

The Meeting was held with a quorum present, and the agenda item was resolved by the shareholders of the Company in accordance with the Companies Act of Japan and the Company’s Articles of Association as follows:

1.	The shareholders approved a capital reduction as described below and designated the full amount of reduced capital as a paid-in capital reserve.

Amount of capital to be reduced	1,856,786,684 Yen
Amount of capital after reduction	99,000,000 Yen
Effective date	July 15, 2024

Furthermore, the Company’s Business Report for the period from April 1, 2023 to March 31, 2024 was presented to the shareholders of the Company at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yoshitsu Co., Ltd

Date: July 12, 2024	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director
(Principal Executive Officer)

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